                         Filed by Right Management Consultants, Inc. pursuant to
                          Rule 425 under the Securities Act of 1933, as amended,
                             and deemed filed pursuant to Rules 14a-12 and 14d-9
                           under the Securities Exchange Act of 1934, as amended
                             Subject Company: Right Management Consultants, Inc.
                                                   Commission File No. 001-31534


THE FOLLOWING SLIDES WERE USED IN CONNECTION WITH A JOINT CONFERENCE CALL AND WEBCAST HOSTED BY RIGHT MANAGEMENT CONSULTANTS, INC. AND MANPOWER INC. ON DECEMBER 11, 2003:

--------------------------------------------------------------------------------

                             Manpower Acquisition of
                          Right Management Consultants

--------------------------------------------------------------------------------

                   Conference Call/Webcast: December 11, 2003



                           Manpower Inc.
                           -------------
                           Jeff Joerres, Chairman & CEO
                           Mike Van Handel, EVP & CFO

                           Right Management Consultants, Inc.
                           ----------------------------------
                           Rich Pinola, Chairman & CEO
                           Lee Bohs, EVP Corporate Development

--------------------------------------------------------------------------------

  Forward Looking Statements

--------------------------------------------------------------------------------

    This conference call/webcast contains statements which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The companies' actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company's SEC filings.

--------------------------------------------------------------------------------

  Additional Information

--------------------------------------------------------------------------------
    This conference call/webcast does not constitute an offer of any securities for sale. Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and Right intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Manpower and Right expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related tender offer materials to shareholders of Right. Investors and security holders are urged to read these documents carefully when they are available because they contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's website at www.right.com.

--------------------------------------------------------------------------------

  A strategic business decision has been made that will allow Manpower to:

--------------------------------------------------------------------------------

    o   Offer a broader service offering to customers

    o   Set new standards for what is required to be the best in the industry

    o   Add scale and strength to Empower's organizational consulting business

    o Improve competitive position in the career transition business and organizational consulting

--------------------------------------------------------------------------------

  Manpower & Right...
  setting the standard in the industry

--------------------------------------------------------------------------------


                               [graphic omitted]



                                  Recruiting,
                             Assessment & Selection

         Career
       Transition                                             Training


       Permanent                                              Temporary
       Placement                                               Staffing

--------------------------------------------------------------------------------

Right - Company Overview

--------------------------------------------------------------------------------


    o   Founded in Philadelphia in 1980; publicly listed in 1986

    o   Largest Career Transition services firm in the world

    o   Growing Organizational Consulting practice

    o   Revenue of $450 million estimated for 2003

    o   Over 300 service locations in 38 countries

    o   Blue-chip client base; 80% of Fortune 500 and 50% of Global 500

    o   Ranked #5 in Forbes List of 200 Best Small Companies

    o   Ranked #16 on Fortune's List of "100 Fastest Growing Companies"

    o Experienced management team that is aligned, energized and supportive of the Manpower acquisition

--------------------------------------------------------------------------------

  Right Spectrum of Services - Career Transition
  (80% of revenue)

--------------------------------------------------------------------------------

For more than 20 years, Right Management Consultants has worked with thousands of organizations and tens of thousands of individuals to strategically plan, practically implement, and successfully conclude the job-change and career transition processes.

Career Transition Services include:
  o  Pre-separation planning
  o  Notification training
  o  On-site notification support

--------------------------------------------------------------------------------

  Right Spectrum of Services - Organizational
  Consulting (20% of revenue)

--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]

                                                         -----------------------
                                                         Attracting &
                                       talent              Selecting Talent
                                        MANAGEMENT
                                                         Developing Careers &
         Assessing                                         Managing Performance
    Organizations
                                                         Retaining Talent &
                                                           Managing Succession

Executing Strategy
                        organizational
   Managing Change            PERFORMANCE
   ---------------

                                    leadership
                               DEVELOPMENT



                             Assessing Leaders  |
                                                |
                              Coaching Leaders  |
                                                |
                    Developing Leaders & Teams  |

--------------------------------------------------------------------------------

  Right - Market Position

--------------------------------------------------------------------------------




[GRAPHIC OMITTED]     [GRAPHIC OMITTED]    [GRAPHIC OMITTED]   [GRAPHIC OMITTED]

 North America             Europe             Asia-Pacific            Japan
     1st                    1st                   1st                  2nd




United  States       Brazil       Asia-Pac       Canada       Japan      Europe
--------------------------------------------------------------------------------
    44%               1%            4%            5%           10%        36%


            o   Market leader in most geographies
                and number one globally

            o   Significant competitive advantage in
                competing for multi-national client accounts

            o   Largest operations are US, UK, Japan,
                France and Canada

--------------------------------------------------------------------------------

  Right Revenue (in millions)

--------------------------------------------------------------------------------





$500-  |
       |
$400-  |
       |
       |
$300-  |
       |
       |
$200-  |
       |
       |
$100-  |
       |
       |      $181          $187            $318           $472           $450
  $0-  | -----------------------------------------------------------------------
             1999           2000            2001           2002          2003E

--------------------------------------------------------------------------------

  Acquisition Summary

--------------------------------------------------------------------------------



Offer Price:                            $18.75 per Right share(1)

Consideration:                          100% Manpower common stock

New Shares Issued:                      9.6 million to 11.7 million

Tender Offer:                           Expected week of December 22 - week of
                                        January 26(2)

Expected Closing:                       First Quarter 2004

Approvals:                              Normal regulatory





            o Based on a fixed value for the transaction, subject to a collar range of $41.69 - $50.96 per share of Manpower stock prior to the closing of the exchange offer. Includes stock options calculated under the treasury stock method.

            o   Implies the minimum required 20 business days

--------------------------------------------------------------------------------

  Financial Highlights

--------------------------------------------------------------------------------

            o   Accretive to 2004 EPS (3% to 5%)

            o   Enhanced capital structure and credit ratios

            o   Improved operating profit margins

            o   Reduced cyclicality of revenue, operating profit and cash flows

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  ($ in millions)

                                 Manpower            Right            Combined
  ------------------------------------------------------------------------------

  Revenue(1)                      $11,733            $473            $12,206

  Operating Profit(1)                $256             $74               $330
                                      2.2%           15.6%               2.7%

  Debt(2)                            $802            $126               $928

  Debt/Total Capital(2)                40%                                35%

  Debt/EBITDA(1)                      2.7                                2.4



              ----------

              o  Last twelve months ended September 30, 2003

              o  As of September 30, 2003

--------------------------------------------------------------------------------

  Manpower - Setting the Industry Standard

--------------------------------------------------------------------------------


            o   Strengthen and grow HR consulting provided through Empower

            o   Cross-sell Career Transition services to Manpower customers

            o   Cross-sell Manpower services to Right clients

            o   Differentiate ourselves from other firms in the industry

--------------------------------------------------------------------------------

  Question and Answer

--------------------------------------------------------------------------------





                           Manpower Inc.
                           -------------
                           Jeff Joerres, Chairman & CEO
                           Mike Van Handel, EVP & CFO



                           Right Management Consultants, Inc.
                           ----------------------------------
                           Rich Pinola, Chairman & CEO
                           Lee Bohs, EVP Corporate Development